Exhibit 99.3

HARVEST ENERGY TRUST
Notice of
Annual and Special Meeting of Unitholders
to be held on May 19, 2009

The annual and special meeting of the unitholders of Harvest Energy Trust will be held in the Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Tuesday, May 19, 2009 at 3:00 p.m. (Calgary time) to:

(1)	receive and consider our financial statements for the year ended December 31, 2008, together with the report of the auditors;

(2)	appoint Valiant Trust Company to act as our trustee;

(3)	fix the number of directors of Harvest Operations Corp. to be elected at the meeting at 8 members;

(4)	elect 8 directors of Harvest Operations Corp.;

(5)	appoint the auditors and to authorize the directors to fix their remuneration as such;

(6)	approve amendments to each of the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan; and

(7)	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular -proxy statement accompanying this notice.

If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 2 business days before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 31, 2009 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 24th day of March, 2009.

By order of the Board of Directors of Harvest
Operations Corp.

(signed) John Zahary
President and Chief Executive Officer